Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

October 24, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on October 24, 2011.

Item 4	Summary of Material Change

AuRico Gold’s acquisition of Northgate Minerals receives overwhelming support of shareholders

Item 5	Full Description of Material Change

AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ) (“AuRico”) and Northgate Minerals Corporation (TSX:NGX) (NYSE-Amex:NXG) (“Northgate”) are pleased to announce that shareholders of both companies have voted overwhelmingly in favour of the acquisition of Northgate by AuRico at their respective special meetings held earlier today. Shareholders of AuRico voted 99.1 percent in favour of the transaction while Northgate shareholders voted 98.6 percent in favour. The transaction is expected to close on October 26, 2011.

Transaction Highlights:

  Northgate shareholders will be entitled to receive 0.365 of an AuRico common share for each Northgate common share.

  Emergence of a new leading intermediate gold company with expected 2011 production of 475,000 Aue ounces1,2 and peer leading growth of approximately 54% to 730,000+3 Aue ounces by 2013

  Large resource base of approximately 19 million gold equivalent ounces (excluding copper)

  Five operating mines, a sixth targeting production at the end of Q1 2012, with 2 cornerstone assets in Ocampo and Young-Davidson that alone have the potential to produce over 500,000 gold equivalent ounces at lowest quartile cash costs

  Fully un-hedged exposure to record gold and silver prices generating significant free cash flows

  Strong balance sheet

  Experienced management team with a proven track record of building and operating

  Geopolitically diversified asset portfolio across three of the most attractive mining jurisdictions (Mexico, Canada, and Australia)

1.	Adding together the midpoints of AuRico’s production guidance (265,000 – 295,000 gold equivalent ounces) and Northgate’s production guidance (190,000 – 200,000 gold ounces)
2.	Gold equivalent ounces include silver ounces produced and sold converted to gold equivalent based on AuRico’s long-term gold equivalency ratio of 55:1
3.	As per street consensus

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

October 24, 2011